SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CELLDEX THERAPEUTICS INC

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

15117B103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☒ Rule 13d – 1(b)

☐ Rule 13d – 1(c)

☐ Rule 13d – 1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Columbia Wanger Asset Management, LLC 04-3519872
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒[1]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,310,250
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 10,772,111
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,772,111
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON (See Instructions) IA

[1]	This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Columbia Acorn Fund 36-2692100
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒[2]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,126,489
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,126,489
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,126,489
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (See Instructions) IV

[2]	This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

Item 1(a).	Name of Issuer:

Celldex Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

53 Frontage Rd., Suite 220
Hampton, NJ 08827

Item 2(a).	Name of Person Filing:

(a) Columbia Wanger Asset Management, LLC
(b) Columbia Acorn Fund

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(a) 227 West Monroe Street, Suite 3000, Chicago, IL 60606
(b) 227 West Monroe Street, Suite 3000, Chicago, IL 60606

Item 2(c).	Citizenship:

(a) Delaware
(b) Massachusetts

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

15117B103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) Columbia Wanger Asset Management, LLC is an investment adviser in accordance with rule 13d-1(b)(1)(ii)(E).
(b) Columbia Acorn Fund is an investment company registered under Section 8 of the Investment Company Act.

Item 4.	Ownership:

With respect to the beneficial ownership of the reporting persons, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Columbia Wanger Asset Management, LLC (CWAM) does not directly own any shares of common stock of the issuer.
As the investment adviser of Columbia Acorn Fund and various other investment companies and managed accounts,
CWAM may be deemed to beneficially own the shares reported herein by Columbia Acorn Fund. Accordingly, the shares reported herein by CWAM include those shares separately reported herein by Columbia Acorn Fund.

CWAM disclaims beneficial ownership of any shares reported herein.

Item 5.	Ownership of 5 Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

To the knowledge of CWAM and Columbia Acorn Fund, no other persons besides CWAM and Columbia Acorn Fund and those persons for whose shares of common stock CWAM reports beneficial ownership have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities of the issuer reported herein. As of December 31, 2017, only Columbia Acorn Fund, a Massachusetts business trust managed by CWAM, owned more than 5% of the class of securities reported herein.

Any remaining shares reported herein by CWAM are held by various other funds or accounts managed by CWAM which each have the right to receive any dividends paid by the issuer and could terminate their respective investment advisory relationship with CWAM and then subsequently direct the use of proceeds from the sale of common stock owned by such fund or account. To CWAM’s knowledge, none of these other funds or accounts owned more than 5% of the outstanding shares of the issuer as of December 31, 2017.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below each of the undersigned certifies that, to the best of such undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

Columbia Wanger Asset Management, LLC

By:	/s/ Joseph C. LaPalm

Joseph C. LaPalm
Chief Compliance Officer

Columbia Acorn Fund

By:	/s/ Joseph C. LaPalm

Joseph C. LaPalm
Vice President